[Printed on Community Bancorp, Inc. letterhead]


October 1, 2002




Dear Shareholder:

I am pleased to inform you that Community Bancorp, Inc. is offering to purchase up to 222,222 shares (representing approximately 3.7% of the currently outstanding shares) of its common stock (including the associated Preferred Share Purchase Rights) from its shareholders through a tender offer at a price of $13.50 per share.

All of the shares that are validly tendered will, subject to possible proration, be purchased, net in cash to the selling shareholder. All other shares which have been tendered and not purchased will be returned to the shareholder. The tender offer is not conditioned on any minimum number of shares being tendered.

The Company is making this Offer as part of a plan developed to enhance shareholder value. The Offer is intended to reposition the Company's balance sheet to increase return on equity and earnings per share by redeploying the portion of the Company's equity capital that is not necessary for the Company's core banking business.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is scheduled to expire at 5:00 P.M. on November 1, 2002, unless extended by the Company. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

Sincerely,


/s/ James A. Langway

James A. Langway
President and Chief Executive Officer



Enclosures